Exhibit 99.4

Collective Mining Ltd.

Request for Financial Statements
2026

In accordance with National Instrument 51-102 — Continuous Disclosure Obligations, registered and beneﬁcial securityholders may elect annually to receive a copy of our annual ﬁnancial statements and corresponding management’s discussion and analysis (“MD&A”) or interim ﬁnancial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

TSX Trust Company
301 — 100 Adelaide Street
West Toronto ON M5H 4H1
or fax to 416-595-9593

Rather than receiving the ﬁnancial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.

I HEREBY CERTIFY that I am a registered and/or beneﬁcial holder of the Company, and as such, request that my name be placed on the Company’s Mailing List in respect to its annual and/or interim ﬁnancial statements and the corresponding MD&A for the current ﬁnancial year.

Please send me:         ☐ Annual Financial Statements with MD&A

☐ Interim Financial Statements with MD&A

PLEASE PRINT
FIRST NAME		LAST NAME
ADDRESS
CITY	PROVINCE/STATE	POSTAL / ZIP CODE
COUNTRY

SIGNED:
(Signature of Shareholder)